Exhibit 99.5

WIPRO LIMITED

CIN: L32102KA1945PLC020800 ; Registered Office : Wipro Limited, Doddakannelli, Sarjapur Road, Bengaluru – 560035, India

Website: www.wipro.com ; Email id – info@wipro.com ; Tel: +91-80-2844 0011 ; Fax: +91-80-2844 0054

STATUTORILY AUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE THREE AND SIX MONTHS ENDED

SEPTEMBER 30, 2022

UNDER IFRS (IASB)

(₹ in millions, except share and per share data, unless otherwise stated)

	Particulars	Three months ended			Six months ended		Year ended
		September 30, 2022	June 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021	March 31, 2022
	Income from operations
	a) Revenue	225,397	215,286	196,674	440,683	379,198	790,934
	b) Other operating income	—	—	15	—	2,165	2,186
	c) Foreign exchange gains/(losses), net	1,057	1,034	933	2,091	2,093	4,355

I	Total income from operations	226,454	216,320	197,622	442,774	383,456	797,475

	Expenses
	a) Purchases of stock-in-trade	1,678	2,487	1,628	4,165	3,065	6,735
	b) Changes in inventories of finished goods and stock-in-trade	(333)	(346)	148	(679)	216	(369)
	c) Employee benefits expense	137,261	126,134	111,202	263,395	213,913	450,075
	d) Depreciation, amortization and impairment expense	7,969	7,738	7,717	15,707	16,107	30,911
	e) Sub-contracting and technical fees	29,131	29,454	27,277	58,585	51,896	108,589
	f) Facility expenses	8,178	7,876	6,220	16,054	11,870	25,269
	g) Travel	3,037	3,070	1,645	6,107	3,080	7,320
	h) Communication	1,496	1,543	1,464	3,039	2,980	5,760
	i) Legal and professional fees	2,025	1,547	1,720	3,572	3,927	7,561
	j) Marketing and brand building	644	900	510	1,544	935	2,010
	k) Lifetime expected credit loss/ (write-back)	(79)	(22)	48	(101)	(205)	(797)
	l) Other expenses	2,944	4,049	3,123	6,993	6,032	14,125

II	Total expenses	193,951	184,430	162,702	378,381	313,816	657,189

III	Finance expenses	2,270	2,045	1,459	4,315	2,205	5,325
IV	Finance and other Income	4,040	3,690	4,114	7,730	8,733	16,257
V	Share of net profit/ (loss) of associates accounted for using the equity method	(72)	(15)	(10)	(87)	(3)	57

VI	Profit before tax [I-II-III+IV+V]	34,201	33,520	37,565	67,721	76,165	151,275

VII	Tax expense	7,710	7,931	8,259	15,641	14,484	28,946

VIII	Profit for the period [VI-VII]	26,491	25,589	29,306	52,080	61,681	122,329

IX	Total other comprehensive income for the period	2,934	1,739	2,055	4,673	5,357	11,600

	Total comprehensive income for the period [VIII+IX]	29,425	27,328	31,361	56,753	67,038	133,929

X	Profit for the period attributable to:
	Equity holders of the Company	26,590	25,636	29,307	52,226	61,628	122,191
	Non-controlling interests	(99)	(47)	(1)	(146)	53	138

		26,491	25,589	29,306	52,080	61,681	122,329

	Total comprehensive income for the period attributable to:
	Equity holders of the Company	29,512	27,351	31,362	56,863	66,962	133,742
	Non-controlling interests	(87)	(23)	(1)	(110)	76	187

		29,425	27,328	31,361	56,753	67,038	133,929

XI	Paid up equity share capital (Par value ₹ 2 per share)	10,971	10,965	10,962	10,971	10,962	10,964
XII	Reserves excluding revaluation reserves and Non-controlling interests as per balance sheet						647,194
XIII	Earnings per share (EPS)
	(Equity shares of par value of ₹ 2/- each)
	(EPS for the three and six months ended periods is not annualized)
	Basic (in ₹)	4.86	4.69	5.36	9.55	11.28	22.35
	Diluted (in ₹)	4.85	4.67	5.35	9.52	11.25	22.29

1.

The audited consolidated financial results of the Company for the three and six months ended September 30, 2022, have been approved by the Board of Directors of the Company at its meeting held on October 12, 2022. The Company confirms that its statutory auditors, Deloitte Haskins & Sells LLP have issued an audit report with unmodified opinion on the consolidated financial results.

2.

The above consolidated financial results have been prepared on the basis of the audited interim condensed consolidated financial statements which are prepared in accordance with International Financial Reporting Standards and its interpretations (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). All amounts included in the consolidated financial results (including notes) are reported in millions of Indian rupees (₹ in millions) except share and per share data, unless otherwise stated.

3.	Estimation uncertainty relating to the global health pandemic on COVID-19

In assessing the recoverability of receivables including unbilled receivables, contract assets and contract costs, goodwill, intangible assets, and certain investments, the Company has considered internal and external information up to the date of approval of these consolidated financial results including credit reports and economic forecasts. Based on the current indicators of future economic conditions, the Company expects to recover the carrying amount of these assets.

The Company basis its assessment believes that the probability of the occurrence of forecasted transactions is not impacted by COVID-19. The Company has also considered the effect of changes, if any, in both counterparty credit risk and own credit risk while assessing hedge effectiveness and measuring hedge ineffectiveness and continues to believe that there is no impact on effectiveness of its hedges.

The impact of COVID-19 may be different from what we have estimated as of the date of approval of these consolidated financial results and the Company will continue to closely monitor any material changes to future economic conditions.

4.	List of subsidiaries and investments accounted for using equity method as at September 30, 2022 are provided in the table below:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Attune Consulting India Private Limited			India
Capco Technologies Private Limited			India
Encore Theme Technologies Private Limited (3)			India
Wipro Chengdu Limited			China
Wipro Holdings (UK) Limited			UK
	Designit A/S		Denmark
		Designit Denmark A/S	Denmark
		Designit Germany GmbH	Germany
		Designit Oslo A/S	Norway
		Designit Spain Digital, S.L.U	Spain
		Designit Sweden AB	Sweden
		Designit T.L.V Ltd.	Israel
	Wipro 4C NV		Belgium
		Wipro 4C Consulting France SAS	France
		Wipro 4C Danmark ApS	Denmark
		Wipro 4C Nederland B.V	Netherlands
		Wipro Weare4C UK Limited (1)	UK
	Wipro Bahrain Limited Co. W.L.L		Bahrain
	Wipro Financial Outsourcing Services Limited (Formerly known as Wipro Europe Limited)		UK
		Wipro UK Limited	UK
	Wipro Financial Services UK Limited		UK
	Wipro Gulf LLC		Sultanate of Oman
	Wipro IT Services S.R.L.		Romania
Wipro HR Services India Private Limited			India
Wipro IT Services Bangladesh Limited			Bangladesh
Wipro IT Services UK Societas			UK
	Cardinal Foreign Holdings S.á.r.l		Luxembourg
		Cardinal Foreign Holdings 2 S.á.r.l (1)	Luxembourg
	PT. WT Indonesia		Indonesia

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
	Rainbow Software LLC		Iraq
	Wipro Arabia Limited (3)		Saudi Arabia
		Women’s Business Park Technologies Limited (3)	Saudi Arabia
	Wipro Doha LLC (2)		Qatar
	Wipro Holdings Hungary Korlátolt Felelősségű Társaság		Hungary
		Wipro Holdings Investment Korlátolt Felelősségű Társaság	Hungary
	Wipro Information Technology Egypt SAE		Egypt
	Wipro Information Technology Netherlands BV.		Netherlands
		Wipro do Brasil Technologia Ltda (1)	Brazil
		Wipro Information Technology Kazakhstan LLP	Kazakhstan
		Wipro Outsourcing Services (Ireland) Limited	Ireland
		Wipro Portugal S.A. (1)	Portugal
		Wipro Solutions Canada Limited	Canada
		Wipro Technologies Limited	Russia
		Wipro Technologies Peru SAC	Peru
		Wipro Technologies W.T. Sociedad Anonima	Costa Rica
		Wipro Technology Chile SPA	Chile
	Wipro IT Service Ukraine, LLC		Ukraine
	Wipro IT Services Poland SP Z.O.O		Poland
	Wipro Poland SP Z.O.O		Poland
	Wipro Technologies Australia Pty Ltd		Australia
		Wipro Ampion Holdings Pty Ltd (1) (Formerly known as Ampion Holdings Pty Ltd)	Australia
	Wipro Technologies SA		Argentina
	Wipro Technologies SA DE CV		Mexico
	Wipro Technologies South Africa (Proprietary) Limited		South Africa
		Wipro Technologies Nigeria Limited	Nigeria
	Wipro Technologies SRL		Romania
	Wipro (Thailand) Co. Limited		Thailand
Wipro Japan KK			Japan
	Designit Tokyo Co., Ltd.		Japan
Wipro Networks Pte Limited			Singapore
	Wipro (Dalian) Limited		China
	Wipro Technologies SDN BHD		Malaysia
Wipro Overseas IT Services Private Limited			India
Wipro Philippines, Inc.			Philippines
Wipro Shanghai Limited			China
Wipro Trademarks Holding Limited			India
Wipro Travel Services Limited			India
Wipro VLSI Design Services India Private Limited			India
Wipro, LLC			USA
	Wipro Gallagher Solutions, LLC		USA
		Wipro Opus Risk Solutions, LLC	USA
	Wipro Insurance Solutions, LLC		USA
	Wipro IT Services, LLC		USA
		Cardinal US Holdings, Inc.(1)	USA
		Convergence Acceleration Solutions, LLC	USA
		Designit North America, Inc.	USA
		Edgile, LLC	USA
		HealthPlan Services, Inc. (1)	USA

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
		Infocrossing, LLC	USA
		International TechneGroup Incorporated (1)	USA
		LeanSwift Solutions, Inc.(1)	USA
		Rizing Intermediate Holdings, Inc. (1)	USA
		Wipro Appirio, Inc. (1)	USA
		Wipro Designit Services, Inc. (1)	USA
		Wipro US Foundation	USA
		Wipro VLSI Design Services, LLC	USA

The Company controls ‘The Wipro SA Broad Based Ownership Scheme Trust’, ‘Wipro SA Broad Based Ownership Scheme SPV (RF) (PTY) LTD’ incorporated in South Africa and Wipro Foundation in India.

(2)	51% of equity securities of Wipro Doha LLC are held by a local shareholder. However, the beneficial interest in these holdings is with the Company.
(3)

All the above direct subsidiaries are 100% held by the Company except that the Company holds 96.68% of the equity securities of Encore Theme Technologies Private Limited, 66.67% of the equity securities of Wipro Arabia Limited and 55% of the equity securities of Women’s Business Park Technologies Limited are held by Wipro Arabia Limited.

The remaining 3.32% equity securities of Encore Theme Technologies Private Limited will be acquired subject to and after receipt of certain regulatory approvals/confirmations.

(1)

Step Subsidiary details of Wipro Ampion Holdings Pty Ltd, Cardinal Foreign Holdings 2 S.á.r.l, Cardinal US Holdings, Inc., HealthPlan Services, Inc., International TechneGroup Incorporated, LeanSwift Solutions, Inc., Rizing Intermediate Holdings, Inc., Wipro Appirio, Inc., Wipro Designit Services, Inc., Wipro do Brasil Technologia Ltda, Wipro Portugal S.A and Wipro Weare4C UK Limited are as follows:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Wipro Ampion Holdings Pty Ltd (Formerly known as Ampion Holdings Pty Ltd)			Australia
	Wipro Ampion Pty Ltd (Formerly known as Ampion Pty Ltd)		Australia
		Crowdsprint Pty Ltd	Australia
		Wipro Iris Holdco Pty Ltd (4) (Formerly known as Iris Holdco Pty Ltd)	Australia
		Wipro Revolution IT Pty Ltd (Formerly known as Revolution IT Pty Ltd)	Australia
Cardinal Foreign Holdings 2 S.á.r.l			Luxembourg
	Grove Holdings 2 S.á.r.l		Luxembourg
		Capco Brasil Serviços E Consultoria Em Informática Ltda	Brazil
		The Capital Markets Company BV (4)	Belgium
Cardinal US Holdings, Inc.			USA
	ATOM Solutions LLC		USA
	Capco Consulting Services LLC		USA
	Capco RISC Consulting LLC		USA
	The Capital Markets Company LLC		USA
HealthPlan Services, Inc.			USA
	HealthPlan Services Insurance Agency, LLC		USA
International TechneGroup Incorporated			USA
	International TechneGroup Ltd.		UK
	ITI Proficiency Ltd		Israel
	Wipro Italia S.R.L.		Italy
		MechWorks S.R.L.	Italy
LeanSwift Solutions, Inc.			USA
	LeanSwift AB		Sweden
	LeanSwift Solutions, LLC		USA
Rizing Intermediate Holdings, Inc.			USA

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
	Attune Lanka (Pvt) Ltd		Sri Lanka
		Attune Netherlands B.V. (4)	Netherlands
	Rizing Intermediate Inc.		USA
		Rizing Intermediate LLC (4)	USA
Wipro Appirio, Inc.			USA
	Wipro Appirio (Ireland) Limited		Ireland
		Wipro Appirio UK Limited	UK
	Wipro Appirio, K.K.		Japan
	Topcoder, LLC.		USA
Wipro Designit Services, Inc.			USA
	Wipro Designit Services Limited		Ireland
Wipro do Brasil Technologia Ltda			Brazil
	Wipro do Brasil Servicos Ltda		Brazil
	Wipro Do Brasil Sistemetas De Informatica Ltd		Brazil
Wipro Portugal S.A.			Portugal
	Wipro Technologies GmbH		Germany
		Wipro Business Solutions GmbH (4)	Germany
		Wipro IT Services Austria GmbH	Austria
Wipro Weare4C UK Limited			UK
	CloudSocius DMCC		United Arab Emirates

(4)	Step Subsidiary details of Attune Netherlands B.V., Wipro Iris Holdco Pty Ltd, Rizing Intermediate LLC, The Capital Markets Company BV and Wipro Business Solutions GmbH are as follows:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Attune Netherlands B.V.			Netherlands
	Attune Australia Pty Ltd		Australia
	Attune Consulting USA, Inc.		USA
	Attune Germany GmbH		Germany
	Attune Italia S.R.L		Italy
	Attune Management LLC		USA
	Attune UK Ltd.		UK
Wipro Iris Holdco Pty Ltd (Formerly known as Iris Holdco Pty Ltd)			Australia
	Wipro Iris Bidco Pty Ltd (Formerly known as Iris Bidco Pty Ltd)		Australia
		Wipro Shelde Australia Pty Ltd (Formerly known as Shelde Pty Ltd)	Australia
Rizing Intermediate LLC			USA
	Rizing Canada Holdings Corp.		Canada
		Rizing Solutions Canada Inc.	Canada
	Rizing Inc.		USA
		Rizing LLC (5)	USA
The Capital Markets Company BV			Belgium
	CapAfric Consulting (Pty) Ltd		South Africa
	Capco Belgium BV		Belgium
	Capco Consultancy (Malaysia) Sdn. Bhd		Malaysia
	Capco Consultancy (Thailand) Ltd		Thailand
	Capco Consulting Singapore Pte. Ltd		Singapore
	Capco Greece Single Member P.C		Greece
	Capco Poland sp. z.o.o		Poland
	The Capital Markets Company (UK) Ltd		UK
		Capco (UK) 1, Limited	UK
	The Capital Markets Company BV		Netherlands

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
	The Capital Markets Company GmbH		Germany
		Capco Austria GmbH	Austria
	The Capital Markets Company Limited		Hong Kong
		Capco Consulting Services (Guangzhou) Company Limited	China
	The Capital Markets Company Limited		Canada
		Capco (Canada) GP ULC	Canada
	The Capital Markets Company S.á.r.l		Switzerland
		Andrion AG	Switzerland
	The Capital Markets Company S.A.S		France
	The Capital Markets Company s.r.o		Slovakia
Wipro Business Solutions GmbH			Germany
	Wipro Technology Solutions S.R.L		Romania

(5)	Step Subsidiary details of Rizing LLC is as follows:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Rizing LLC			USA
	Aasonn Philippines Inc.		Philippines
	Rizing B.V.		Netherlands
	Rizing Consulting Ireland Limited		Ireland
	Rizing Consulting Pty Ltd.		Australia
	Rizing Geospatial LLC		USA
	Rizing GmbH		Germany
	Rizing Limited		UK
	Rizing Middle East DMCC		United Arab Emirates
	Rizing Pte Ltd.		Singapore
		Rizing New Zealand Ltd.	New Zealand
		Rizing Philippines Inc.	Philippines
		Rizing SDN BHD	Malaysia
		Rizing Solutions Pty Ltd	Australia
		Synchrony Global SDN BHD	Malaysia
	Vesta (Macau) Limited		Macau
	Vesta Middle East FZE		United Arab Emirates

As at September 30, 2022, the Company held 43.7% interest in Drivestream Inc., accounted for using the equity method.

The list of controlled trusts and firms are:

Name of the entity	Country of incorporation
Capco (Canada) LP (6)	Canada
Wipro Equity Reward Trust	India
Wipro Foundation	India

(6)	The Capital Markets Company Limited (Canada) and Capco (Canada) GP ULC act as Limited and General Partners, respectively.

5.	Segment Information

The Company is organized into the following operating segments: IT Services, IT Products and India State Run Enterprise segment (“ISRE”).

IT Services: The IT services segment primarily consists of IT services offerings to customers organized by four Strategic Market Units (“SMUs”) – Americas 1, Americas 2, Europe and Asia Pacific Middle East Africa (“APMEA”). Americas 1 and Americas 2 are primarily organized by industry sector, while Europe and APMEA are organized by countries.

Americas 1 includes the entire business of Latin America (“LATAM”) and the following industry sectors in the United States of America: healthcare and medical devices, consumer goods and life sciences, retail, transportation and services, communications, media and information services, technology products and platforms. Americas 2 includes the entire business in Canada and the following industry sectors in the United States of America: banking, financial services and insurance, manufacturing, hi-tech, energy and utilities. Europe consists of the United Kingdom and Ireland, Switzerland, Germany, Benelux, the Nordics and Southern Europe. APMEA consists of Australia and New Zealand, India, Middle East, South East Asia, Japan and Africa.

Revenue from each customer is attributed to the respective SMUs based on the location of the customer’s primary buying center of such services. With respect to certain strategic global customers, revenue may be generated from multiple countries based on such customer’s buying centers, but the total revenue related to these strategic global customers are attributed to a single SMU based on the geographical location of key decision makers.

Our IT Services segment provides a range of IT and IT enabled services which include digital strategy advisory, customer centric design, technology consulting, IT consulting, custom application design, development, re-engineering and maintenance, systems integration, package implementation, cloud and infrastructure services, business process services, cloud, mobility and analytics services, research and development and hardware and software design.

IT Products: The Company is a value-added reseller of security, packaged and SaaS software for leading international brands. In certain total outsourcing contracts of the IT Services segment, the Company delivers hardware, software products and other related deliverables. Revenue relating to these items is reported as revenue from the sale of IT Products.

ISRE: This segment consists of IT Services offerings to entities and/or departments owned or controlled by Government of India and/or any State Governments.

The Chairman of the Company has been identified as the Chief Operating Decision Maker (“CODM”) as defined by IFRS 8, “Operating Segments”. The Chairman of the Company evaluates the segments based on their revenue growth and operating income.

Assets and liabilities used in the Company’s business are not identified to any of the operating segments, as these are used interchangeably between segments. Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

Information on reportable segments for the three months ended September 30, 2022, June 30, 2022, and September 30, 2021, six months ended September 30, 2022, September 30, 2021 and year ended March 31, 2022 are as follows:

Particulars	Three months ended			Six months ended		Year ended
	September 30, 2022	June 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021	March 31, 2022
	Audited	Audited	Audited	Audited	Audited	Audited
Revenue
IT Services
Americas 1	65,350	61,702	53,205	127,052	102,888	217,874
Americas 2	70,030	66,613	59,260	136,643	114,365	239,404
Europe	62,684	60,276	58,619	122,960	113,080	233,443
APMEA	25,565	24,257	22,715	49,822	43,947	91,103

Total of IT Services	223,629	212,848	193,799	436,477	374,280	781,824
IT Products	1,249	1,946	1,894	3,195	3,205	6,173
ISRE	1,576	1,526	1,867	3,102	3,804	7,295
Reconciling Items	—	—	47	—	2	(3)

Total Revenue	226,454	216,320	197,607	442,774	381,291	795,289

Other operating income
IT Services	—	—	15	—	2,165	2,186

Total Other operating income	—	—	15	—	2,165	2,186

Segment Result
IT Services
Americas 1	12,358	11,030	10,521	23,388	19,900	42,820
Americas 2	14,219	12,454	11,819	26,673	23,169	47,376
Europe	7,875	7,374	9,186	15,249	17,511	35,739
APMEA	2,194	1,604	3,028	3,798	6,094	10,523
Unallocated	(2,845)	(630)	(156)	(3,475)	(100)	434
Other operating income	—	—	15	—	2,165	2,186

Total of IT Services	33,801	31,832	34,413	65,633	68,739	139,078

IT Products	(103)	(55)	94	(158)	41	115
ISRE	146	173	393	319	868	1,173
Reconciling Items	(1,341)	(60)	20	(1,401)	(8)	(80)

Total Segment result	32,503	31,890	34,920	64,393	69,640	140,286
Finance expenses	(2,270)	(2,045)	(1,459)	(4,315)	(2,205)	(5,325)
Finance and Other Income	4,040	3,690	4,114	7,730	8,733	16,257
Share of net profit/ (loss) of associates accounted for using the equity method	(72)	(15)	(10)	(87)	(3)	57

Profit before tax	34,201	33,520	37,565	67,721	76,165	151,275

Notes:

a)	“Reconciling items” includes elimination of inter-segment transactions and other corporate activities.

b)	Revenue from sale of Company owned intellectual properties is reported as part of IT Services revenues.

c)

For the purpose of segment reporting, the Company has included the net impact of foreign exchange in revenues amounting to ₹ 1,057, ₹ 1,034 and ₹ 933 for the three months ended September 30, 2022, June 30, 2022, and September 30, 2021 respectively, ₹ 2,091 and ₹ 2,093 for the six months ended September 30, 2022, September 30, 2021, and ₹ 4,355 for the year ended March 31, 2022, which is reported under foreign exchange gains/(losses), net in the consolidated financial results.

d)

Other operating income of ₹ Nil, ₹ Nil and ₹ 15 is included as part of IT Services segment results for three months ended September 30, 2022, June 30, 2022 and September 30, 2021 respectively, ₹ Nil and ₹ 2,165 is included as part of IT Services segment results for six months ended September 30, 2022, September 30, 2021 and ₹ 2,186 for the year ended March 31, 2022 respectively.

e)	Restructuring cost of ₹ 1,360 is included under Reconciling items for the three and six months ended September 30, 2022.

f)

Segment results of IT Services segment are after recognition of share-based compensation expense ₹ 1,122, ₹ 1,445 and ₹ 652 for the three months ended September 30, 2022, June 30, 2022 and September 30, 2021, respectively, ₹ 2,567 and ₹ 1,629 for the six months ended September 30, 2022, September 30, 2021, and ₹ 4,164 for the year ended March 31, 2022 respectively.

6.	Business combinations

Summary of acquisitions during the six months ended September 30, 2022 is given below:

During the six months ended September 30, 2022, the Company has completed two business combinations by acquiring 100% equity interest in:

(a) Convergence Acceleration Solutions, LLC (“CAS Group”), a US based consulting and program management company that specialises in driving large-scale business and technology transformation for Fortune 100 communications service providers. The acquisition advances the Company’s strategic consulting capabilities as we help our clients drive large scale business and technology transformation. The acquisition was consummated on April 11, 2022, for a total consideration (upfront cash to acquire control and contingent consideration) of ₹ 5,587.

(b) Rizing Intermediate Holdings, Inc and its subsidiaries (“Rizing”), a global SAP consulting firm with industry expertise and consulting capabilities in enterprise asset management, consumer industries, and human experience management. Rizing complements the Company in capabilities (EAM, HCM and S/4HANA), in industries such as Energy and Utilities, Retail and Consumer Products, Manufacturing and Hi Tech in geographies across North America, Europe, Asia, and Australia. The acquisition was consummated on May 20, 2022, for a total cash consideration of ₹ 44,622.

7. Consolidated Balance Sheet:

	As at March 31, 2022	As at September 30, 2022
ASSETS
Goodwill	246,989	302,608
Intangible assets	43,555	48,307
Property, plant and equipment	90,898	91,253
Right-of-use assets	18,870	19,308
Financial assets
Derivative assets	6	125
Investments	19,109	21,266
Trade receivables	4,765	4,492
Other financial assets	6,084	6,080
Investments accounted for using the equity method	774	742
Deferred tax assets	2,298	3,984
Non-current tax assets	10,256	10,234
Other non-current assets	14,826	14,872

Total non-current assets	458,430	523,271

Inventories	1,334	2,006
Financial assets
Derivative assets	3,032	5,652
Investments	241,655	274,341
Cash and cash equivalents	103,836	73,023
Trade receivables	115,219	125,240
Unbilled receivables	60,809	62,526
Other financial assets	42,914	10,882
Contract assets	20,647	25,203
Current tax assets	2,373	4,458
Other current assets	28,933	35,268

Total current assets	620,752	618,599

TOTAL ASSETS	1,079,182	1,141,870

EQUITY
Share capital	10,964	10,971
Share premium	1,566	2,667
Retained earnings	551,252	603,002
Share-based payment reserve	5,258	5,819
Special Economic Zone Re-investment reserve	47,061	48,404
Other components of equity	42,057	46,694

Equity attributable to the equity holders of the Company	658,158	717,557
Non-controlling interests	515	328

TOTAL EQUITY	658,673	717,885

LIABILITIES
Financial liabilities
Loans and borrowings	56,463	60,656
Lease liabilities	15,177	15,465
Derivative liabilities	48	154
Other financial liabilities	2,961	2,946
Deferred tax liabilities	12,141	13,388
Non-current tax liabilities	17,818	16,461
Other non-current liabilities	7,571	8,529
Provisions	1	^

Total non-current liabilities	112,180	117,599

Financial liabilities
Loans, borrowings and bank overdrafts	95,233	109,834
Lease liabilities	9,056	8,633
Derivative liabilities	585	7,306
Trade payables and accrued expenses	99,034	90,984
Other financial liabilities	33,110	5,823
Contract liabilities	27,915	25,967
Current tax liabilities	13,231	22,034
Other current liabilities	27,394	33,244
Provisions	2,771	2,561

Total current liabilities	308,329	306,386

TOTAL LIABILITIES	420,509	423,985

TOTAL EQUITY AND LIABILITIES	1,079,182	1,141,870

^ Value is less than 1

8. Consolidated Statement of Cash flows:

	Six months ended September 30,
	2021	2022
Cash flows from operating activities
Profit for the period	61,681	52,080
Adjustments to reconcile profit for the period to net cash generated from operating activities
Gain on sale of property, plant and equipment, net	(495)	(148)
Depreciation, amortization and impairment expense	16,107	15,707
Unrealized exchange (gain)/loss, net and exchange (gain)/loss on borrowings	(782)	1,406
Share-based compensation expense	1,599	2,574
Share of net (profit)/loss of associates accounted for using equity method	3	87
Income tax expense	14,484	15,641
Finance and other income, net of finance expenses	(5,043)	(3,415)
Gain from sale of business and investment accounted for using the equity method	(2,165)	—
Gain on derecognition of contingent consideration payable	—	(271)
Changes in operating assets and liabilities, net of effects from acquisitions
Trade receivables	(6,806)	(4,971)
Unbilled receivables and contract assets	(9,445)	(3,861)
Inventories	290	(664)
Other assets	64	(3,242)
Trade payables, accrued expenses, other liabilities and provisions	2,445	(2,783)
Contract liabilities	(2,176)	(2,929)

Cash generated from operating activities before taxes	69,761	65,211
Income taxes paid, net	(12,345)	(15,418)

Net cash generated from operating activities	57,416	49,793

Cash flows from investing activities
Payment for purchase of property, plant and equipment	(10,339)	(8,737)
Proceeds from disposal of property, plant and equipment	667	181
Payment for purchase of investments	(489,641)	(382,779)
Proceeds from sale of investments	494,485	347,617
Proceeds from restricted interim dividend account	—	27,410
Payment for business acquisitions including deposits and escrow, net of cash acquired	(113,503)	(46,341)
Proceeds from sale of investment accounted for using the equity method	1,632	—
Interest received	7,354	6,151
Dividend received	2	2

Net cash used in investing activities	(109,343)	(56,496)

Cash flows from financing activities
Proceeds from issuance of equity shares and shares pending allotment	4	7
Repayment of loans and borrowings	(141,069)	(79,298)
Proceeds from loans and borrowings	173,485	91,617
Payment of lease liabilities	(4,889)	(4,927)
Payment for deferred contingent consideration	—	(1,169)
Interest and finance expenses paid	(2,562)	(3,458)
Payment of dividend	—	(27,337)
Payment of dividend to non-controlling interests holders	(442)	—

Net cash generated from/(used in) financing activities	24,527	(24,565)

Net decrease in cash and cash equivalents during the period	(27,400)	(31,268)
Effect of exchange rate changes on cash and cash equivalents	(246)	456
Cash and cash equivalents at the beginning of the period	169,663	103,833

Cash and cash equivalents at the end of the period	142,017	73,021

By order of the Board,	For, Wipro Limited
Place: Bengaluru Date: October 12, 2022	Rishad A. Premji Chairman